Exhibit 99.9

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE (Antwerp, division Mechelen) 0466.460.429

Op 23 juni 2016 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

46.109.508

On 23 June 2016, the total number of shares and voting rights of Galapagos NV amounts to

46,109,508